UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Magna Entertainment Corp.
(Name of Issuer)

Class A Subordinate Voting Stock
(Title of Class of Securities)

559211 10 7
(CUSIP Number)

Richard J. Crofts Executive Vice-President--Corporate Development, General Counsel and Secretary MI Developments Inc. 455 Magna Drive, Aurora Ontario, Canada, L4G 7A9 (905) 726-7505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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This Amendment No. 17 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt, MI Developments Inc. (“MID”) and 1346457 Ontario Inc.  (Mr. Stronach, the Stronach Trust, 445327 and MID are collectively referred to as the “Reporting Persons”) on September 20, 2003, as previously amended, with respect to the Class A Subordinate Voting Stock, par value $.01 per share (“MECA Shares”) of Magna Entertainment Corp., a Delaware corporation (the “Company”).  This Amendment No. 17 is being filed to report that MID and the Company and certain of its subsidiaries have amended the purchase agreement (the “Purchase Agreement”) dated as of March 5, 2009.

All information in this Amendment No. 17 relating to Mr. Stronach, the Stronach Trust or 445327 has been furnished by these entities and MID disclaims any responsibility for the accuracy or completeness thereof.

Item 1.                      Security and Issuer.

This Statement on Schedule 13D relates to the MECA Shares.  The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2.                      Identity and Background.

This Statement is being filed by MID.

Item 4.                      Purpose of the Transaction.

Item 4 is amended by adding the following:

On April 1, 2009, the Company entered into an amending agreement (the “Amending Agreement”), which amended the stalking horse purchase agreement (the “Stalking Horse Bid”) originally entered into on March 5, 2009 by and among the Company, certain of the Company’s subsidiaries and MID.  The Amending Agreement provides for the ability of MEC or MID to terminate the Stalking Horse Bid should the Ontario Securities Commission determine that the approval of MID’s minority shareholders is required in respect of the Stalking Horse Bid or any of the transactions provided for therein.  However, if MID in its discretion elects to call a meeting of the shareholders of MID to seek such minority approval, neither MEC nor MID may terminate the Amending Agreement due to such requirement, unless such approval is not obtained at such meeting of shareholders.

In connection with the Amending Agreement, an affiliate of MID agreed (i) to extend the period under the Company’s debtor-in-possession financing facility (the “DIP Facility”) for the Company to obtain an order of the Bankruptcy Court (the “Bid Procedures Order”) approving the bid procedures for the sale of all or substantially all the assets of the Company and its Subsidiaries to April 17, 2009, and (ii) to make available an additional $2.5 million to the Company under the DIP Facility pending the final hearing on the DIP Facility, which is now scheduled for April 20, 2009.

The Amending Agreement is subject to Bankruptcy Court Approval.  There cannot be any assurance that any transactions of any kind will occur.

The foregoing description of the Amending Agreement is qualified in its entirety by reference to the form of the Amending Agreement, which is filed as Exhibit A hereto, and which is  incorporated herein by reference.  A copy of the press release announcing the execution of the Amending Agreement and the modifications to the DIP Facility is filed as Exhibit B hereto, and is incorporated herein by reference.

None of MID, nor to its knowledge the other Reporting Persons, currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D, except as set forth herein.  Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment.  As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.  Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The form of the Amending Agreement is filed as Exhibit A hereto, and is incorporated herein by reference.  A copy of the press release announcing the execution of the Amending Agreement and the modifications to the DIP Facility is filed as Exhibit B hereto, and is incorporated herein by reference.

Item 7.                      Material to be Filed as Exhibits

Exhibit A	Form of Amending Agreement, by and among Magna Entertainment Corp., Gulfstream Park Racing

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Association, Inc.,  GPRA Commercial Enterprises, Inc.,  GPRA Thoroughbred Training Center, Inc., MEC Land Holdings (California) Inc., MEC Maryland Investments, Inc.,
MEC Texas Racing, Inc., Pacific Racing Association, Racetrack Holdings, Inc., 30000 Maryland Investments LLC, Xpressbet, Inc., and MI Developments Inc., dated as of April 1, 2009

Exhibit B	Press Release of MID dated April 3, 2009 (Incorporated by reference from Exhibit 1 to Form 6-K filed by MI Developments effective as of April 3, 2009).

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2009

MI DEVELOPMENTS INC.

By:	/s/ Richard J. Crofts
Name: Richard J. Crofts
Title: Executive Vice President, Corporate
Development, General Counsel and Secretary

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Exhibit A

AMENDING AGREEMENT

AMENDING AGREEMENT (the “Agreement”), dated as of April 1, 2009, by and among Magna Entertainment Corp. (“MEC”), a Delaware corporation, Gulfstream Park Racing Association, Inc., a Florida corporation, GPRA Commercial Enterprises, Inc., a Florida corporation, GPRA Thoroughbred Training Center, Inc., a Delaware corporation, MEC Land Holdings (California) Inc., a California corporation, MEC Maryland Investments, Inc., a Delaware corporation, MEC Texas Racing, Inc., a Delaware corporation, Pacific Racing Association, a California corporation, Racetrack Holdings, Inc., a Delaware corporation, 30000 Maryland Investments LLC, a Delaware limited liability company, XpressBet, Inc., a Delaware corporation, and MI Developments Inc., an Ontario corporation (“MID”).

RECITALS:

A.	The parties hereto have entered into a purchase agreement dated as of March 5, 2009 (the "Purchase Agreement").

B.	The parties hereto desire to amend the Purchase Agreement on the terms contained in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the parties hereto covenant and agree as follows:

1.	The parties hereby agree to amend Section 9.1 of the Purchase Agreement by deleting such section in its entirety and replacing it with the following:

"This Agreement may be terminated by the Sellers or by MID, in their or its sole option and discretion, in the event that (a) MID or any Seller, as the case may be, breaches the covenants set forth in Article V hereof, (b) the Sale Order and Confirmation Order are not entered by the Bankruptcy Court on or prior to August 30, 2009 or (c) the Ontario Securities Commission determines that minority approval (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) is required in respect of this Agreement or any of the transactions provided for herein; provided that if MID in its discretion elects to call a meeting of the shareholders of MID to seek such minority approval, neither the Sellers nor MID shall terminate this agreement pursuant to this clause (c) unless such approval is not obtained at such  meeting of shareholders;  provided further, however, that, in the event that the Sale Motion is denied by the Bankruptcy Court, unless otherwise agreed to by MID and the Sellers, the Agreement shall terminate automatically without any further notice or action by any person."

2.	The parties hereby agree to amend clause (i) of section 2.3(b) of the Purchase Agreement by deleting such clause in its entirety and replacing it with the following:

"by the Sellers or MID pursuant to Section 9.1(b) or 9.1(c) or automatically pursuant to the second proviso to Section 9.1 or"

3.
Except for the specific amendments provided for herein, the Purchase Agreement is in all other respects ratified and confirmed and the Purchase Agreement as amended hereby shall be read, taken and construed as one and the same instrument and remains in full force and effect.

4.	This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any principles of conflicts of law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MI DEVELOPMENTS INC.

By:	/s/
Name:
Title:

By:	/s/
Name:
Title:

MAGNA ENTERTAINMENT CORP.

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

GULFSTREAM PARK RACING ASSOCIATION, INC.

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

GPRA COMMERCIAL ENTERPRISES, INC.

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

GPRA THOROUGHBRED TRAINING CENTER, INC.

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

MEC LAND HOLDINGS (CALIFORNIA) INC

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

MEC MARYLAND INVESTMENTS, INC.

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

MEC TEXAS RACING, INC.

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title:

PACIFIC RACING ASSOCIATION

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

RACETRACK HOLDINGS, INC.

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

XPRESSBET, INC.

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary

30000 MARYLAND INVESTMENTS LLC

By:	/s/
Name: Blake Tohana
Title: Executive Vice President and Chief Financial Officer

By:	/s/
Name: William G. Ford
Title: Secretary